Exhibit 99.2

Ad hoc announcement pursuant to Art. 53 LR

Relief Announces Exclusive Distributor for PKU GOLIKE® in the U.S.

Leading Provider of Food for Special Medical Purposes to Help Maximize Patient Access in Support of PKU GOLIKE® U.S. Launch

Geneva, Switzerland, October 6, 2022 – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (“Relief”), a Swiss, commercial-stage biopharmaceutical company identifying, developing and commercializing novel, patent protected products in selected specialty, rare and ultra-rare disease areas on a global basis, today announced that it has hired a leading national health services company to serve as exclusive distributor of PKU GOLIKE® in the U.S. PKU GOLIKE® is a next generation medical food product engineered with the patent protected, pharmaceutical grade Physiomimic™ technology for the dietary management of phenylketonuria (“PKU”), and has been commercialized in the EU since 2019.

“Having built a team of seasoned commercial leaders with significant rare disease launch experience, the agreement completes our pre-launch preparation,” stated Raghuram (Ram) Selvaraju, Ph.D., Chairman of the Board of Directors of Relief. “With a 40-year history and strong reputation in the medical nutrition industry, our distributor will provide invaluable expertise and capabilities for the PKU patient community, fulfilling a range of critical responsibilities to maximize patient access to this important medical food innovation for the dietary management of PKU.”

Dr. Selvaraju continued, “Looking forward, in 2023, we plan to file for registration approval, via the 505(b)(2) pathway, for APR-OD032, a novel, differentiated dosage form of a prescription drug already approved by the U.S. Food and Drug Administration (“FDA”), to treat PKU. Earlier this year, we acquired worldwide commercialization rights to APR-OD32 (excluding UK) from Meta Healthcare Ltd., which represents a potential, important expansion of our commercial offerings for this patient population. This improved product is expected to enhance patient acceptance and compliance, as well as enable more convenient self or caregiver administered dosing and dispensing.”

About PKU GOLIKE®

PKU GOLIKE® is a phenylalanine-free food intended for special medical purposes (FSMP) in the U.S. The product is comprised of a mixture of amino acids in the form of granules. Engineered with Relief’s patented Physiomimic™ technology platform, PKU GOLIKE® is the first prolonged-release amino acid product, characterized by a special coating that ensures physiological absorption of the amino acids mirroring that of natural proteins. In addition, the special coating masks the unpleasant taste, odor and aftertaste of the amino acids.

About Phenylketonuria or PKU

PKU is a rare inherited disorder caused by a defect in the enzyme needed to break down phenylalanine, leading to a toxic buildup of phenylalanine when eating foods that contain protein or aspartame. Excessive levels of phenylalanine in the blood causes accumulation in the brain, which significantly inhibits proper brain development and results in neurophysiological dysfunction. Treatment of PKU is lifelong, requiring patients to follow a strict diet that severely limits phenylalanine (and thus, protein) content. This necessitates the dietary supplementation of phenylalanine-free or low-phenylalanine medical foods to prevent protein deficiency and optimize metabolic control.

ABOUT RELIEF

Relief is a Swiss, commercial-stage, biopharmaceutical company focused on identification, development and commercialization of novel, patent protected products intended for the treatment of rare and ultra-rare diseases including metabolic disorders, pulmonary diseases and connective tissue disorders. Relief’s diversified pipeline consists of assets that have the potential to effectively address significant unmet medical needs, including PKU GOLIKE®, engineered with the proprietary Physiomimic™ technology, which is the first prolonged-release amino acid product commercialized for the dietary management of phenylketonuria (“PKU”). Relief has a Collaboration and License Agreement with Acer Therapeutics for the worldwide development and commercialization of ACER-001 (sodium phenylbutyrate) for the treatment of various inborn errors of metabolism, including Urea Cycle Disorders (“UCDs”) and Maple Syrup Urine Disease (“MSUD”). Relief also continues to develop aviptadil for several rare pulmonary indications. Further, Relief is in clinical development for APR-TD011, a differentiated acid oxidizing solution of hypochlorous acid intended for the treatment of epidermolysis bullosa (“EB”), a group of rare, genetic, life-threatening connective tissue disorders; APR-TD011 has been granted Orphan Drug Designation by the FDA. Finally, Relief is commercializing several legacy products via licensing and distribution partners.

RELIEF THERAPEUTICS Holding SA is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY.

For more information, visit www.relieftherapeutics.com. Follow Relief on LinkedIn.

CONTACT: RELIEF THERAPEUTICS Holding SA Jack Weinstein Chief Financial Officer and Treasurer contact@relieftherapeutics.com	FOR MEDIA/INVESTOR INQUIRIES: LifeSci Advisors Irina Koffler +1-917-734-7387 ikoffler@lifesciadvisors.com

Disclaimer: This communication contains certain forward-looking statements concerning RELIEF THERAPEUTICS Holding SA. Such statements involve certain known and unknown risks, uncertainties and other factors, including (i) whether the commercialization of PKU GOLIKE® in the United States will be successful, and (ii) those risks discussed in Relief's press releases and filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission, all of which could cause the actual results, financial condition, performance or achievements of RELIEF THERAPEUTICS Holding SA to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. RELIEF THERAPEUTICS Holding SA is providing this communication as of this date and do not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.